Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	TSX: SVM	September 19, 2011
NYSE: SVM

OPEN LETTER FROM CHAIRMAN- KEY POINTS

VANCOUVER – September 19, 2011 – Silvercorp Metals Inc., a Canadian based company, (“Silvercorp” or the “Company”), following yet another false and misleading internet posting today by the fictitious and anonymous Alfred Little, posted an open letter today to its shareholders that addresses recent allegations made about the Company. “All of the allegations made against Silvercorp have been anonymous. All of the allegations are baseless and designed to be manipulative”, said Rui Feng, Chairman of Silvercorp. “While new attacks will keep coming, as is the past practice within the short and distort industry, with this open letter we are turning the corner and putting these allegations behind us”, said Rui Feng.

Dear Shareholders,

Over the last two weeks, Silvercorp has been attacked by a group of well-organized and well planned illegal short sellers trying to profit by manipulating Silvercorp’s share price with false and selective statements, fabrications, and rumors.

On September 1, 2011, the Company was forwarded a copy of an anonymous letter (“Anonymous Letter V1”) dated August 29, 2011, maliciously alleging a "Potential $1.3 Billion Accounting Fraud at Silvercorp". On September 13, 2011, a second set of anonymous allegations against the Company was published on the internet “alfredlittle.com” (“Alfred Little Report"). On September 14, 2011, the Anonymous Letter V1 writers (“Anonymous Shorters”) posted their much shorter and tone-downed version on the internet “Chinastockwatch.com” (“Anonymous Letter V2”). It was also couriered to Silvercorp on September 15, 2011.

These allegations and rumors have caused loss and concern among our investors and employees and to the financial market as a whole. Silvercorp has responded by issuing news releases (September 2 and 14, 2011) pro-actively and with the utmost of transparency with respect to the facts.

The attack on Silvercorp started on June 3, 2011. On that date, short interest in Silvercorp share increased by 2 to 3 folds. Shortly thereafter, a false “Alert” warning that Silvercorp would miss its quarterly revenue was mysteriously and wrongly issued by an undiscovered third party through Reuters and subsequently withdrawn by Reuters on June 6, 2011. In fact, on July 14, 2011, Silvercorp announced a quarterly revenue increase of 90%.

Who are these people who fabricate Anonymous Letters and postings on untraceable internet sites like “Alfredlittle.com”?

They are nefarious short sellers utilizing the internet, fictitious names, and distributing false allegations with no, or false return addresses. These individuals are taking advantage of shortcomings in the regulatory environment and orchestrating “Short and Distort” or “Reverse Pump and Dump” schemes to their benefit.

We regret having to respond to these anonymous short sellers who have refused the regulator’s request for them to come forward. They avoid liability or accountability for spreading false statements, defaming the company and engaging in market manipulation. Having said that, should there be any doubt about Silvercorp as a result of allegations, particularly those in the fictitious Alfred Little posting and the Anonymous Letters V1 & V2, a detailed rebuttal will be posted on our website today.

Silvercorp will vigorously pursue all legal actions to protect our shareholders' value. We thank our shareholders for their loyalty. We regret that they have unfairly suffered as a result of this short attack, and we remind them that they need to make sure that they are in full control of the economic benefits of their ownership in our Company and should discuss this with their broker.

1.	Who are Alfred Little and anonymous Shorters?

To date, Alfred Little and the anonymous shorter sellers have not been identified. As such, they avoid legal responsibility for the rumors and fabrications that have been circulated. Is there any credibility to the International Financial Research & Analysis Group (“IFRA”), hired by Alfred Little or hedge funds, to fabricate rumors on Silvercorp? We determined that IFRA is an organization with no registration and no address? The IFRA’s Dino Huang also has no clearly defined credentials.

Anonymous Shorters and Alfred Little have not contacted Silvercorp or visited our site as many other responsible analysts and investors have done. No opportunity was given to Silvercorp to answer allegations before they were made. Those analysts that have engaged Silvercorp have determined that it is a substantial company, with real earnings, and a considerable pipeline of growth projects.

Anonymous Shorters and Alfred Little and others members of the short industry who are assisting clandestinely are promoting a distorted form of discrimination against companies with operations in China. There is a growing pattern of attacking Chinese companies with manipulative schemes, but the results have been mixed.

In case of Spreadtrum Communications, Inc. (NASDAQ: SPRD), short sellers shorted SPRD first, and then issued misleading reports and drove down share price to $9. But they were proved wrong as the stock is now at $20.

In case of Harbin Electric, Inc. ("NASDAQ: HRBN), short sellers spread rumors and false information and drove down HRBN from US$20 to US$6. At present, Harbin is in the process of completing a going private transaction at $24 per share in cash, advised by Goldman Sachs, Morgan Stanley and Lazard Freres & Co. Harbin has been on the NASDAQ's Reg. SHO list for the last 70 days, indicating naked short sellers have failed to deliver shares on settlement dates in blatant violation of U.S. securities laws.

Other examples include, Deer Consumer Products (NASDAQ:DEER), which issued a news release on September 6, 2011 about their progress in holding short sellers accountable:

“On August 29, 2011, the New York Supreme Court granted Deer's motion to serve "Alfred Little" with the summons and complaint in the New York Litigation by e-mail and "Alfred Little" was served the following day. A default judgment may be granted against "Alfred Little" if this defendant does not show up in court. Deer is represented by highly credible and competent legal counsel against the short seller defendants.”

Deer also has court permission to serve document subpoenas on various parties related to the lawsuit to identify the anonymous defendants and Deer will conduct all necessary inquiries relating to the apparent stock manipulation scheme against it. We look forward to co-operating with Deer and all other victims of Alfred Little.

According to a news release by Deer on September 16, 2011; "Alfred Little" offered to issue retractions of various articles in exchange for Deer dropping its ongoing subpoena and discovery efforts in the Superior Court of the State of New York”.

2	Alfred Little and Anonymous Shorters are not entities registered or approved by the SEC, OSC, or BCSC ?

We note that the short seller publications by Alfred Little and the Anonymous Shorters, involve recommendation of securities traded in the United States and Canada. Alfred Little and the Anonymous Shorters are not however entities registered with or approved by the SEC, FINRA or any other regulatory authorities in Canada. They are unknown individuals without any regulatory validation of their qualifications. They are providing recommendations without any means to check their records or identify any conflicts of interest.

3	Basic Rule and Regulations Silvercorp Follows

Technical reporting for mining companies listed in Canada is governed by National Instrument 43-101 or NI43-101. According to NI43-101, only a Qualified Person (“QP”) (an engineer or geologist belonging to a professional engineering or geologist association of a province) can sign off on assaying results, resource calculations, and a technical report. A QP can be independent or non–independent (company QP).

National Instrument 43-101 - Standards of Disclosure for Mineral Projects, states in Section 5.2(2) “A technical report required to be filed by a producing issuer under paragraph (c) of subsection (1) is not required to be prepared by or under the supervision of an independent qualified person.”

According to this regulation, since Silvercorp is a producing issuer, its resource or technical reports or assay results are not required to be prepared by or under the supervision of an independent QP. That means Silvercorp’s own QPs, such as Myles Gao P. Geo. can prepare all the technical reports and assays. In order to give investors comfort, Silvercorp has actually exceeded NI43-101requirements by retaining independent QPs to prepare all its technical reports before these allegations arose.

As Silvercorp’s subsidiary, Henan Found is a private company operating in China, it complies with the regulations, requirements and standards of China, which are completely different from those in NI43-101 and those in Canada or USA. It is unprofessional to simply compare these two sets of data, like Anonymous Shorters and Alfred Little have done. In Canada, when this kind of comparison is done, it is usually done by a QP, not by unqualified anonymous authors.

Financial reporting for mining companies listed in Canada and the United States are required to be audited independently by a charted accountant (CA). Ernst & Young has been Silvercorp’s auditor since 2006. All of Silvercorp’s financial statements filed on SEDAR have been reviewed by Silvercorp’s audit committee which is made up of independent directors and have been independently audited by Ernst & Young. Every quarter, and at year end, myself and our CFO, certify, among other things, that our financial statements contain no misrepresentations. We are putting our names forward and are willing to be held responsible.

Again, Henan Found follows China accounting rules and tax rules. It is not possible to simply match financial statement with US or Canada GAAP. A detailed reconciliation is usually done and verified by a firm like Ernst & Young.

4	Source Of Information And Qualification For Alfred Little’s Report And Allegation

Anonymous Shorters and Alfred Little have made accusations that Silvercorp’s information is not reliable or not independent. Our disclosed technical reports are above the NI43-101 standard requirement, having been prepared by independent QPs, and our financial statements were audited by Ernst & Yong.

What is the accuracy and reliability of Anonymous Shorters and Alfred Little’s data? They said in their letters or report, they “believe all the information is accurate and sources quoted are reliable”, but who are they? How can they demonstrate that? Why should we trust an anonymous person with a vested interest? The main source quoted, IFRA, only has a phone number and email, but is not a registered Company in Hong Kong as it claims on its website.

Who is Dino Huang, the author who prepared Alfred Little’s research report and has purportedly sampled our ores “dropped” from a truck? We doubt that Mr. Huang is a QP, a CPA, a CA, or an analyst belonging to any professional association in China or any Country. What are his credentials to analyze Silvercorp from financial to mining and to geological results? If Alfred Little does not provide IFRA or Huang’s credentials and certifications, then what degree of credibility can their reports have?

In the Anonymous Shorters Anonymous Letter V1, they state that “financial data from the Chinese State Administration of Industry and Commerce (SAIC) shows Silvercorp actually has a consolidated loss of US$0.5 million. In their later, tone-downed version, Anonymous Letter V2, they kept using this distortion, even after we proved it false in our September 2, 2011 news release.

Our lawyers in China were informed that the calendar 2010 financial statements are not available for ANY company from SAIC other than those summary data as we have shown in the Attachment A of our September 2, 2011 news release, as the SAIC has not completed or archived such material yet. The only information available for sale is dated prior to the calendar 2010 year. This fact further evidences that the Anonymous Letter V1 and V2 were pure fabrications and all reference to 2010 financial statements were false.

One thing we may give Alfred Little credit for is that when the Global and Mail interviewed one of the authors, Dino Huang, he said that “we never said in the report that the company was a scam, or cooked its books”. This directly contradicts the Anonymous Shorters accusation that there was accounting fraud.

In summary from all of our news release, TV and radio interviews, public presentations, and phone communications:

  We have dealt with the allegations made about Silvercorp. Detailed, complete and accurate information that refutes all of the allegations made about Silvercorp is public and available on our web site; and

  An independent committee of our Board, lawyers, KPMG and regulatory authorities are looking into the anonymous reports and allegations made about Silvercorp. We are confident that they will determine that Silvercorp has been targeted unfairly.

Thank you for all your understanding and support. Silvercorp will weather through this storm and emerge as a stronger company!

Rui Feng (Ph. D.)
Chairman and CEO
Silvercorp Metals Inc.

The full version of this letter is available at www.silvercorp.ca.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone: (604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.